

## Entity Profile Information

Viewed on November 11, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | NFA MEMBER APPROVED | 05/01/2013 |
| | SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |

## Status History Information

| Status | Effective Date |
|---|---|
| NFA MEMBER APPROVED | 05/01/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 11/26/2012 |
| SWAP DEALER PENDING | 11/26/2012 |

| NFA ID 0299086 **WELLS FARGO INVESTMENT INSTITUTE INC** | |
|---|---|
| PRINCIPAL WITHDRAWN | 06/09/2022 |
| PRINCIPAL APPROVED | 07/12/2017 |
| PRINCIPAL PENDING | 07/06/2017 |

## Outstanding Requirements

Annual Due Date: 5/1/2023

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES REQUIRED FOR 2/1/2023

## Disciplined Employee Summary



# Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0427544** |
| Name | **ALLEN, RENEE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-20-2011** |

| | |
|---|---|
| NFA ID | **0481583** |
| Name | **ENGEL, ROBERT ANDREW** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-14-2016** |

| | |
|---|---|
| NFA ID | **0350633** |
| Name | **GEORGE, DAMIAN P** |
| TItle(s) | **NO LISTED TITLE** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-29-2018** |

| | |
|---|---|
| NFA ID | **0427087** |
| Name | **GNALL, JAMES WILLIAM** |
| TItle(s) | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-01-2021** |

| | |
|---|---|
| NFA ID | **0516448** |
| Name | **KIKER, STEVEN MATTHEW** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-14-2018** |

| | |
|---|---|
| NFA ID | **0431815** |
| Name | **LACROIX, KATHLEEN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-10-2021** |

| | |
|---|---|
| NFA ID | **0552260** |
| Name | **MACCHIO, PETER** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-20-2022** |

| | |
|---|---|
| NFA ID | **0481324** |
| Name | **MCCOOEY, EAMON PATRICK** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-12-2022** |

| | |
|---|---|
| NFA ID | **0543296** |
| Name | **OBRIEN, NIALL PATRICK** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-03-2021** |

| | |
|---|---|
| NFA ID | **0452851** |
| Name | **PETERS, MARY LOU** |
| TItle(s) | **MANAGER-LLC OR LLP** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-02-2021** |

| | |
|---|---|
| NFA ID | **0497338** |
| Name | **PINK, CHRISTOPHER WILLIAM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **08-30-2016** |

| | |
|---|---|
| NFA ID | **0430719** |
| Name | **THOMAS JR, DANIEL JEROME** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-05-2019** |

| | |
|---|---|
| NFA ID | **0457027** |
| Name | **WEISS, JONATHAN GEOFFREY** |
| TItle(s) | **PRESIDENT**<br>**CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-13-2021** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0266692** |
| Full Name | **EVEREN CAPITAL CORPORATION** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **11-28-2003** |

| | |
|---|---|
| NFA ID | **0451284** |
| Full Name | **WFC HOLDINGS LLC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **04-04-2018** |



## Other Names

Viewed on November 11, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

**WELLS FARGO BANK NA**
**ALIAS**



## Location of Business Records

Viewed on November 11, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

| | |
|---|---|
| Street Address 1 | **550 SOUTH TRYON STREET** |
| Street Address 2 | **6TH FLOOR** |
| Street Address 3 | **D1086-060** |
| City | **CHARLOTTE** |
| State | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |



# Principal Information

## Individual Information

| | |
|---|---|
| NFA ID | **0427544** |
| Name | **ALLEN, RENEE** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-20-2012** |

| | |
|---|---|
| NFA ID | **0538233** |
| Name | **BENNETT, NICHOLAS WILLIAM** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-30-2021** |

| | |
|---|---|
| NFA ID | **0477406** |
| Name | **BONNER, BENJAMIN THOMAS** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-20-2014** |

| | |
|---|---|
| NFA ID | **0303002** |
| Name | **CHANCY, MARK ALAN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-21-2020** |

| | |
|---|---|
| NFA ID | **0537300** |
| Name | **CLINGHAM JR, JAMES HOWARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-01-2021** |

| | |
|---|---|
| NFA ID | **0200242** |
| Name | **CRAVER, THEODORE F JR** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-22-2019** |

| | |
|---|---|
| NFA ID | **0447669** |
| Name | **DIETZ, CHARLES EDWARD** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-03-2022** |

| | |
|---|---|
| NFA ID | **0427087** |
| Name | **GNALL, JAMES WILLIAM** |
| TItle(s) | **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-03-2021** |

| | |
|---|---|
| NFA ID | **0519570** |
| Name | **JONES, MARK DEAN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-15-2019** |

| | |
|---|---|
| NFA ID | **0546565** |
| Name | **KEARNS, WILLIAM JOSEPH** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-25-2022** |

| | |
|---|---|
| NFA ID | **0300619** |
| Name | **KOHN, MARK JONATHAN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **02-23-2021** |
| | |
| NFA ID | **0552260** |
| Name | **MACCHIO, PETER** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-20-2022** |
| | |
| NFA ID | **0550747** |
| Name | **MARCHAL, CHRISTOPHER** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-19-2022** |
| | |
| NFA ID | **0547721** |
| Name | **MARRIOTT, JAMES DOUGLAS** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-01-2022** |
| | |
| NFA ID | **0524015** |
| Name | **MORRIS, MARIA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-02-2019** |
| | |
| NFA ID | **0452535** |
| Name | **MULLINS, TIMOTHY PAUL** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-02-2018** |
| | |
| NFA ID | **0264809** |
| Name | **ONEILL, JAMES PATRICK** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |

| | |
|---|---|
| Status | **APPROVED** |
| Effective Date | **10-05-2022** |

| | |
|---|---|
| NFA ID | **0537698** |
| Name | **PAPSON, ALEXANDER FRANCIS** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-26-2021** |

| | |
|---|---|
| NFA ID | **0453848** |
| Name | **PAYNE JR, RICHARD BANKS** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-22-2020** |

| | |
|---|---|
| NFA ID | **0548924** |
| Name | **PECK, CHARLES** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-14-2022** |

| | |
|---|---|
| NFA ID | **0527366** |
| Name | **POWELL, SCOTT E** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-30-2019** |

| | |
|---|---|
| NFA ID | **0544708** |
| Name | **PRIMAVERA, TODD G** |
| TItle(s) | **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-26-2022** |

| | |
|---|---|
| NFA ID | **0524035** |
| Name | **PUJADAS, JUAN** |
| TItle(s) | **DIRECTOR** |

| | |
|---|---|
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-05-2019** |

| | |
|---|---|
| NFA ID | **0534329** |
| Name | **SANTOMASSIMO, MICHAEL** |
| TItle(s) | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **11-23-2020** |

| | |
|---|---|
| NFA ID | **0288529** |
| Name | **SCHARF, CHARLES WILLIAM** |
| TItle(s) | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-25-2019** |

| | |
|---|---|
| NFA ID | **0482001** |
| Name | **SHARRETT, THAD MARCUS** |
| TItle(s) | **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-23-2020** |

| | |
|---|---|
| NFA ID | **0534066** |
| Name | **WAN, MAN YI MANDY** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-07-2021** |

| | |
|---|---|
| NFA ID | **0457027** |
| Name | **WEISS, JONATHAN GEOFFREY** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-13-2021** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0451284** |
| Full Name | **WFC HOLDINGS LLC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **11-30-2012** |



# Principal Name and Financial Interest

Viewed on November 11, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

**Past Firms**

| Sponsor ID | Sponsor Name | Title(s) | 10% or more interest? |
|---|---|---|---|
| 0299086 | WELLS FARGO INVESTMENT INSTITUTE INC | | Y |



## Non-U.S. Regulator Information

### List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
|---|---|
| BRAZIL | BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK |
| CAYMAN ISLANDS | CAYMAN ISLANDS MONETARY AUTHORITY |
| UNITED ARAB EMIRATES | DUBAI FINANCIAL SERVICES AUTHORITY |
| COLOMBIA | SUPERINTENDENCIA FINANCIERA DE COLOMBIA |
| VIETNAM | STATE BANK OF VIETNAM |
| TAIWAN (CHINESE TAIPEI) | FINANCIAL SUPERVISORY COMMISSION |
| INDIA | RESERVE BANK OF INDIA |
| CHINA | PEOPLES BANK OF CHINA |
| CHINA | CHINA BANKING REGULATORY COMMISSION |
| CANADA | OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS |
| REPUBLIC OF KOREA | BANK OF KOREA |
| AUSTRALIA | AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY |
| REPUBLIC OF KOREA | FINANCIAL SERVICES COMMISSION/FINANCIAL SUPERVISORY SERVICE |
| REPUBLIC OF KOREA | MINISTRY OF FINANCE AND ECONOMY |
| CHINA | CHINA BANKING AND INSURANCE REGULATORY COMMISSION |
| UNITED KINGDOM | PRUDENTIAL REGULATORY AUTHORITY |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| JAPAN | BANK OF JAPAN |
| CHINA | STATE ADMINSTRATION OF FOREIGN EXCHANGE |

| TAIWAN (CHINESE TAIPEI) | CENTRAL BANK OF THE REPUBLIC OF CHINA |
| JAPAN | FINANCIAL SERVICES AGENCY |
| REPUBLIC OF KOREA | MINISTRY OF STRATEGY AND FINANCE |



## Registration Contact Information

| | |
|---|---|
| First Name | **RENEE** |
| Last Name | **ALLEN** |
| Title | **COMPLIANCE SR DIRECTOR** |
| Street Address 1 | **550 SOUTH TRYON STREET** |
| Street Address 2 | **6TH FLOOR** |
| Street Address 3 | **MAC D1086-060** |
| City | **CHARLOTTE** |
| State (United States only) | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |
| Phone | **704-410-2151** |
| Fax | **704-410-0238** |
| Email | **RENEE.ALLEN@WELLSFARGO.COM** |



# Enforcement/Compliance Communication Contact Information

Viewed on November 11, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

| | |
|---|---|
| First Name | **RENEE** |
| Last Name | **ALLEN** |
| Title | **SR DIRECTOR** |
| Street Address 1 | **550 SOUTH TRYON STREET** |
| Street Address 2 | **6TH FLOOR** |
| Street Address 3 | **MAC D1086-060** |
| City | **CHARLOTTE** |
| State (United States only) | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |
| Phone | **704-410-2151** |
| Fax | **704-410-0238** |
| Email | **RENEE.ALLEN@WELLSFARGO.COM** |

| | |
|---|---|
| First Name | **PAM** |
| Last Name | **FRAZIER** |
| Title | **OPERATIONAL RISK CONSULTANT** |
| Street Address 1 | **550 S TRYON ST, 5TH FLOOR** |
| Street Address 2 | **MAC D1086-051** |
| City | **CHARLOTTE** |
| State (United States only) | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |
| Phone | **704-410-1916** |
| Fax | **704-383-1545** |
| Email | **PAM.FRAZIER@WELLSFARGO.COM** |

| | |
|---|---|
| First Name | **NICK** |
| Last Name | **IULIUCCI** |
| Title | **DIRECTOR** |
| Street Address 1 | **150 E 42ND ST, 35TH FLOOR** |
| Street Address 2 | **MAC J0161-359** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10017** |
| Country | **UNITED STATES** |
| Phone | **212-214-6907** |

| | |
|---|---|
| Email | **NICK.IULIUCCI@WELLSFARGO.COM** |

| | |
|---|---|
| First Name | **PETER** |
| Last Name | **MACCHIO** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **500 W. 33RD STREET** |
| Street Address 2 | **30 HUDSON YARDS** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-214-1109** |
| Email | **PETER.MACCHIO@WELLSFARGO.COM** |

| | |
|---|---|
| First Name | **RAFFIE** |
| Last Name | **MARKARIAN** |
| Title | **COMPLIANCE MANAGER** |
| Street Address 1 | **375 PARK AVE** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10152** |
| Country | **UNITED STATES** |
| Phone | **212-214-5721** |
| Email | **RAFFIE.MARKARIAN@WELLSFARGO.COM** |

| | |
|---|---|
| First Name | **STEPHEN** |
| Last Name | **MONTGOMERY** |
| Title | **COMPLIANCE MANAGER** |
| Street Address 1 | **10 S WACKER DR** |
| City | **CHICHAGO** |
| State (United States only) | **ILLINOIS** |
| Zip/Postal Code | **60606** |
| Country | **UNITED STATES** |
| Phone | **312-368-6481** |
| Email | **STEPHEN.B.MONTGOMERY@WELLSFARGO.COM** |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM**
**THE FARM CREDIT ASSOCIATION**
**THE FEDERAL DEPOSIT INSURANCE CORPORATION**
**THE FEDERAL HOUSING FINANCE AGENCY**
**THE OFFICE OF THE COMPTROLLER OF THE CURRENCY**



# Membership Contact Information

**Membership Contact**

| | |
|---|---|
| First Name | **RENEE** |
| Last Name | **ALLEN** |
| Title | **SR DIRECTOR** |
| Street Address 1 | **550 SOUTH TRYON STREET** |
| Street Address 2 | **6TH FLOOR** |
| Street Address 3 | **MAC D1086-060** |
| City | **CHARLOTTE** |
| State (United States only) | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |
| Phone | **704-410-2151** |
| Fax | **704-410-0238** |
| Email | **RENEE.ALLEN@WELLSFARGO.COM** |

**Accounting Contact**

| | |
|---|---|
| First Name | **ILIANA** |
| Last Name | **DIMITROVA** |
| Title | **MANAGER** |
| Street Address 1 | **DCS BROKERAGE** |
| Street Address 2 | **301 S COLLEGE ST, 7TH FLOOR** |
| Street Address 3 | **MAC D1053-070** |
| City | **CHARLOTTE** |
| State (United States only) | **NORTH CAROLINA** |
| Zip/Postal Code | **28202** |
| Country | **UNITED STATES** |
| Phone | **704-410-8491** |
| Fax | **704-383-0126** |
| Email | **DCSBROKERAGE@WELLSFARGO.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **STEPHEN** |
| Last Name | **MONTGOMERY** |
| Title | **COMPLIANCE DIRECTOR** |
| Street Address 1 | **10 S WACKER DR** |
| City | **CHICAGO** |
| State (United States only) | **ILLINOIS** |
| Zip/Postal Code | **60606** |
| Country | **UNITED STATES** |
| Phone | **312-368-6481** |
| Email | **STEPHEN.B.MONTGOMERY@WELLSFARGO.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **STEPHEN** |
| Last Name | **MONTGOMERY** |
| Title | **COMPLIANCE DIRECTOR** |
| Street Address 1 | **10 S WACKER DR** |
| City | **CHICAGO** |
| State (United States only) | **ILLINOIS** |
| Zip/Postal Code | **60606** |
| Country | **UNITED STATES** |
| Phone | **312-368-6481** |
| Email | **STEPHEN.B.MONTGOMERY@WELLSFARGO.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **PETER** |
| Last Name | **MACCHIO** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **500 W. 33RD STREET** |
| Street Address 2 | **30 HUDSON YARDS** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10007** |
| Country | **UNITED STATES** |
| Phone | **212-214-1109** |
| Email | **PETER.MACCHIO@WELLSFARGO.COM** |



# Online Registration System

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- Exempt Foreign Firm Information
- Part 4 Exemptions

**Internal Processing**
- View Registration Information
- Outstanding Requirements
- Application Withdrawal Date
- TL's Due to Withdraw
- Notices

**Registration and Membership**
- Current Registration Status
- Registration History

**Hardcopies**
- Filing History

## Branch Office Manager List

NFA ID 0399337 Enter WELLS FARGO BANK NATIONAL ASSOCIATION

**No information available.**

Online Registration System

# Disciplinary Information - Firm Criminal Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION



Please wait while we load all the DMP section data...

Please file a separate Disclosure Matter Page (DMP) for each criminal case.

Back to Summary

### Disclosure Questions

**Completing this section does not update answer(s) to the Criminal Disclosure question(s). To update the Criminal Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the criminal action under: Show Questions

A B C

### Criminal Case Information

COURT TYPE AND FILING DATE

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Court Type:

Date Filed:

COURT INFORMATION

Name of Court:

City or County:

State:

Country:

CASE INFORMATION

Case Number:

Case Status:

### Charge Details

You must complete a charge details section for each disclosable charge in the criminal case.

## Comments

Use this field to provide a summary of the circumstances surrounding the charge(s), the current status or final disposition including sentencing/penalty information.

ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the information/indictment, superseding indictments, plea agreement or findings by jury, judgment, sentencing and/or probation order, proof of satisfaction of sentence, and the final disposition of the court. If court documentation is no longer available, please submit a certified letter from the applicable court providing the reason the documentation is not on file.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

**❮ Back to Summary**

Online Registration System

# Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**

0399337

WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

Add DMP

**Current Criminal Disclosure Matter Summary (1 DMP)**

Show 100 entries Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16148 | 11/26/2012 | U.S DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY, SEC V. WACHOVIA BANK, N.A., N.K.A WELLS FARGO | | | | |

**Archived Criminal Disclosure Matter Summary**

There are currently no archived DMPs.



## Disciplinary Information - Criminal Disclosures

Viewed on July 28, 2022

NFA ID 0399337 WELLS FARGO BANK NATIONAL ASSOCIATION

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- <u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

# Disciplinary Information - Firm Financial Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each action.

Back to Summary | Amend

### Disclosure Question

**Completing this section does not update the answer to the Financial Disclosure question. To update the Financial Disclosure question, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question you are disclosing the financial matter under: Show Question

☐ J

### Case Information

BANKRUPTCY CASE INFORMATION

United States Bankruptcy Court (USBC) location where the related bankruptcy case was filed:

Case Number:

ADVERSARY CASE INFORMATION

Court where the adversary action was filed:

Court Location:

Case Number of Adversary Action:

Adversary Action Status:

Adversary Action Final Disposition:

:

### Comments

Use this field to provide a summary of the circumstances leading to the adversary action as well as status/disposition details.

WELLS FARGO BANK IS A LARGE COMMERCIAL AND RETAIL BANK. IT LOANS MONEY OR ENGAGES IN OTHER FINANCIAL TRANSACTIONS WITH MILLIONS OF CUSTOMERS. AT ANY GIVEN TIME A NUMBER OF THOSE CUSTOMERS INITIATE BANKRUPTCY PROCEEDINGS AND WELLS FARGO BANK IS REGULARLY INVOLVED IN ADVERSARY ACTIONS COMMENCED BY BANKRUPTCY TRUSTEES IN CONSUMER AND COMMERCIAL BANKRUPTCIES.

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes the complaint and the final disposition for each adversary action.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

Online Registration System

# Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**

| 0399337 | 🔍 |
|---|---|

WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**➕ Add DMP**

**Current Financial Disclosure Matter Summary (1 DMP)**

Show [ 100 ⌄ ] entries                                          Search: [          ]

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16150 | 11/26/2012 | VARIOUS | | | | |

**❷ Archived Financial Disclosure Matter Summary**

There are currently no archived DMPs.



## Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

Yes

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Online Registration System

# Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**

0399337

WELLS FARGO BANK NATIONAL ASSOCIATION

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

### Current Regulatory Disclosure Matter Summary (16 DMPs)

Show 100 entries          Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| E | 17825 | 09/29/2021 | U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK 1:21-CV-08007 | FINAL | 9/2021 | | |
| G, H | 17817 | 09/16/2021 | OFFICE OF COMPTROLLER OF THE CURRENCY (OCC) AA-ENF-2021-29 & AA-ENF-2021-20 | FINAL | 9/2021 | | |
| E | 16954 | 04/15/2020 | UNITED STATES DEPARTMENT OF JUSTICE NONE | FINAL | 2/2020 | 03/20/2020 | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16140 | 08/29/2019 | CA DOI FINAL LA201600665-AP | | | | |
| | 16141 | 08/10/2018 | AUGUST 1, 2018 DOJ SETTLEMENT | | | | |
| | 16139 | 05/04/2018 | WELLS FARGO BANK, N.A. CASE 2018-BCFP-0001 | | | | |
| | 16136 | 05/04/2018 | WELLS FARGO BANK, N.A. CASE AA-EC-2018-15 & AA-EC-2018-16 | | | | |
| | 16146 | 02/20/2018 | CA INSURANCE 2.2018 | | | | |
| | 16145 | 02/13/2017 | WELLS FARGO BANK, N.A., MPG SEC CONSENT | | | | |
| | 16144 | 07/15/2015 | 6/3/15 OCC CREDIT CARD ADD-ON PRODUCTS CONSENT ORDER | | | | |
| | 16143 | 07/15/2015 | 5/4/15 CITY ATTORNEY OF LOS ANGELES RETAIL BANKING LAWSUIT | | | | |
| | 16142 | 07/14/2015 | OCC CONSENT ORDER # 2015-067 (RESIDENTIAL MORTGAGE SERVICING) | | | | |
| | 16147 | 01/17/2013 | CALIFORNIA DEPARTMENT OF CORPORATIONS | | | | |
| | 16138 | 11/26/2012 | OCC AND WACHOVIA BANK, N.A. CONSENT ORDER | | | | |
| | 16137 | 11/26/2012 | U.S. DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY | | | | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16149 | 11/26/2012 | UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A. | | | | |

## ❷ Archived Regulatory Disclosure Matter Summary

There are currently no archived DMPs.

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

 Please wait while we load all the DMP section data...                                               ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

**◀ Back to Summary**

**Disclosure Questions**

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  ▤ Show Questions

○ D    ○ E    ○ F    ○ G    ○ H    ○ I

**Regulatory Case Information**

**Comments**

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

ON JANUARY 2, 2019, WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC. SETTLED WITH THE CALIFORNIA DEPARTMENT OF INSURANCE. THE SETTLEMENT INCLUDED A TOTAL SETTLEMENT AMOUNT OF $10,345,816 AS WELL AS CEASE TRANSACTING NEW BUSINESS IN CALIFORNIA, MAY CONTINUE TO RECEIVE COMMISSIONS AND PROVIDE SERVICES FOR EXISTING BUSINESS, UNTIL LICENSES EXPIRES FOR WFBNA ON SEPTEMBER 30, 2020, AND WFI, INC. ON JULY 31, 2020. UPON EXPIRATION NEITHER SHALL APPLY FOR INSURANCE LICENSES FOR A PERIOD OF NO LESS THAN 2

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

❮ Back to Summary

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

❮ Back to Summary     ✎ Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  ☰ Show Questions

☐ D    ☑ E    ☐ F    ☐ G    ☐ H    ☐ I

### Regulatory Case Information

#### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY    Name of Regulatory Body: UNITED STATES DEPARTMENT OF JUSTICE

#### CASE INFORMATION

❓ Case Number: NONE
❓ Case Status: FINAL
❓ Date Resolved:
FEBRUARY 2020
❓ Were any of the following sanctions imposed?:
Other: CIVIL MONEY PENALTY

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

On February 21, 2020, Wells Fargo & Company ("WFC"), the ultimate parent of Wells Fargo Bank, N.A. ("WFBNA"), entered into settlement agreements with the U.S. Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC") to resolve these agencies' investigations into WFC's historical Community Bank sales practices and related disclosures. With respect to the DOJ, WFC and WFBNA entered into a settlement agreement with the Civil Division of the DOJ and the United States Attorney's Office for the Central District of California and a deferred prosecution agreement with the United States Attorney's Offices for the Central District of California and the Western District of North Carolina related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement. With respect to the SEC, WFC (but not WFBNA) consented to the entry of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act of 1934 (the "Exchange Act") and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million and to be enjoined from future violations of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. WFC also agreed to engage outside experienced securities counsel to conduct an assessment of the Regulation D policies and procedures of WFC and certain of its subsidiaries and to present to the SEC on the implementation of recommendations made by outside counsel.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ⌄ ] entries                                              Search: [                    ]

| Description | Uploaded File |
| --- | --- |
| DOJ ORDER | WFC DOJ Order.pdf |
| SEC ORDER | WFC SEC Order.pdf |

❮ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

All the DMP section data has been loaded. ×

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☑ G ☑ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER SELF-REGULATORY ORGANIZATION   Name of Regulatory Body: OFFICE OF COMPTROLLER OF THE CURRENCY (OCC)

CASE INFORMATION

Case Number: AA-ENF-2021-29 & AA-ENF-2021-20
Case Status: FINAL

Date Resolved:
SEPTEMBER 2021

Were any of the following sanctions imposed?:
Other: CIVIL AND ADMINISTRATIVE PENALTIES/FINES, UNDERTAKING

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO CONSENT AGREEMENTS IN WHICH THE OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC) ALLEGED THE BANK ENGAGED IN (1) UNSAFE or UNSOUND PRACTICES RELATED TO LOSS MITIGATION ACTIVITIES AND INADEQUATE INDEPENDENT RISK MANAGEMENT AND INTERNAL AUDIT OF THE LOSS MITIGATION AND (2) VIOLATIONS COVERED UNDER THE 2018 CONSENT ORDER, AA-EC-2018-15.WELLS FARGO BANK, N.A. AGREED TO PAY A CIVIL MONEY PENALTY OF $250,000,000. TO THE OCC UPON ACCEPTANCE OF THE CONSENT AGREEMENT AND WITHIN 150 DAYS PROVIDE THE OCC EXAMINER-IN-CHARGE A WRITTEN ACCEPTABLE ACTION PLAN FOR REMEDIAL ACTIONS UNDER THE AGREEMENT.

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ] entries          Search: [_____]

| Description | Uploaded File |
| --- | --- |
| BD DRP FILING | WFS DRP for OCC Consent Undertaking 91521.pdf |
| CONSENT ORDER 1 | WFBNA Consent Order OCC 91021 1.pdf |
| CONSENT ORDER 2 | WFBNA Consent Order OCC 91021 2.pdf |

◄ Back to Summary

Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

- [ ] D
- [x] E
- [ ] F
- [ ] G
- [ ] H
- [ ] I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
OTHER FEDERAL AGENCY    Name of Regulatory Body: U.S. ATTORNEY'S OFFICE FOR THE SOUTHERN DISTRICT OF NEW YORK

CASE INFORMATION

Case Number: 1:21-CV-08007

Case Status: FINAL

Date Resolved:
SEPTEMBER 2021

Were any of the following sanctions imposed?:
Other: CIVIL PENALTY/FINES, CIVIL ASSET FORFEITURE

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

The United States Attorney's Office for the Southern District of New York alleged that from 2010 through 2017, Wells Fargo Bank, N.A. defrauded 771 commercial customers who used the Bank's FX services by misrepresenting FX pricing levels and engaging in other improper FX pricing practices in violation of the mail fraud, wire fraud, and bank fraud statutes 18 U.S.C. §§ 1341, 1343, 1344.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

Show [ All ∨ ] entries     Search: [_____]

| Description | Uploaded File |
|---|---|
| COMPLAINT | US v WF FIRREA Complaint 21cv08007 filed 9272021.pdf |
| FINRA DRP FILING | WFS FX filing Form BD DRP filing Final 92921.pdf |
| SETTLEMENT | US v WF Settlement Stipulation with WF 21cv 08007 filed 9272021.pdf |

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:     ☰ Show Questions

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### Regulatory Case Information

> TypeError: Cannot read properties of undefined (reading 'message')     ✕

#### REGULATORY INFORMATION

 Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

#### CASE INFORMATION

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 Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

## Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

REGULATORY ACTION INITIATED BY: OFFICE OF THE COMPTROLLER OF THE CURRENCY (OCC)
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST
PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: AA-EC-2018-15 & AA-EC-2018-16

DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK



## Supporting Documentation

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

 Please wait while we load all the DMP section data...                                    ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

**❮ Back to Summary**

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:　▤ Show Questions

○ D　○ E　○ F　○ G　○ H　○ I

### Regulatory Case Information

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON DECEMBER 8, 2011, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF NEW JERSEY ENTERED A FINAL JUDGMENT AS TO DEFENDANT WACHOVIA BANK IN THE MATTER OF SECURITIES AND EXCHANGE COMMISSION V. WACHOVIA BANK, N.A., NOW KNOWN AS WELLS FARGO BANK N.A., SUCCESSOR BY MERGER, WHICH, AMONG OTHER THINGS, RESTRAINED AND ENJOINED WACHOVIA BANK AND ITS EMPLOYEES FROM VIOLATING SECTION 17(A) OF THE SECURITIES ACT OF 1933 IN CONNECTION WITH THE OFFER OR SALE OF SECURITIES. THE ORDER WAS ENTERED IN CONNECTION WITH A SETTLEMENT OF ALLEGATIONS THAT WACHOVIA BANK HAD VIOLATED THE ANTITRUST LAWS OF THE UNITED STATES BY ALLEGEDLY ENGAGING IN BID-RIGGING RELATED TO THE REINVESTMENT OF MUNICIPAL BOND PROCEEDS. WACHOVIA BANK NEITHER ADMITTED NOR DENIED THE ALLEGATIONS. A NUMBER OF OTHER FINANCIAL INSTITUTIONS ALSO AGREED TO SIMILAR SETTLEMENTS. IN ADDITION, ON DECEMBER 8, 2011, WACHOVIA BANK ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE UNITED STATES DEPARTMENT OF JUSTICE (THE "DOJ"). IN THE AGREEMENT, THE DOJ AGREED NOT TO PROSECUTE WACHOVIA BANK FOR VIOLATIONS OF THE ANTITRUST LAWS; WHICH WACHOVIA BANK ACKNOWLEDGED CERTAIN OF ITS EMPLOYEES HAD COMMITTED. WACHOVIA AGREED THAT IT WOULD, AMONG OTHER THINGS, NOT VIOLATE ANY PROVISION OF FEDERAL CRIMINAL LAW FOR A PERIOD OF A

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

All the DMP section data has been loaded.

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions



☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON APRIL 24, 2008, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") AND WACHOVIA BANK, NATIONAL ASSOCIATION, A BANK THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK IN MARCH 2010, ENTERED INTO A CONSENT ORDER FOR A CIVIL MONEY PENALTY AS A RESULT OF WACHOVIA BANK'S ACCOUNT RELATIONSHIP WITH A PAYMENT PROCESSOR FOR TELEMARKETERS. AS PART OF THAT ACCOUNT RELATIONSHIP, WACHOVIA BANK PROCESSED REMOTELY CREATED CHECKS GENERATED BY CERTAIN TELEMARKETERS, WHICH WERE CUSTOMERS OF WACHOVIA BANK'S PAYMENT PROCESSOR CUSTOMER, FROM INFORMATION OBTAINED FROM CONSUMERS. IN CONNECTION WITH ITS HANDLING OF THE ACCOUNT ACTIVITIES OF THE PAYMENT PROCESSORS AND DIRECT TELEMARKETERS, THE OCC FOUND THAT THE BANK ENGAGED IN UNFAIR PRACTICES IN VIOLATION OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT, 15 U.S.C. SECTION 45(A)(1). WACHOVIA BANK PAID A CIVIL MONEY PENALTY AND PROVIDED REMEDIATION TO CONSUMERS ALLEGED TO HAVE BEEN HARMED BY THE TELEMARKETERS.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

[ ❮ Back to Summary ]  [ ✎ Amend ]

---

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  [ ▤ Show Questions ]

◯ D   ◯ E   ◯ F   ◯ G   ◯ H   ◯ I

---

### Regulatory Case Information

#### REGULATORY INFORMATION

❓ Regulatory/Civil Action initiated by:
   Name of Regulatory Body:

#### CASE INFORMATION

❓ Case Number:
❓ Case Status:
❓ Were any of the following sanctions imposed?:

---

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

REGULATORY ACTION INITIATED BY: BUREAU OF CONSUMER FINANCIAL PROTECTION
RELIEF SOUGHT: CIVIL AND ADMINISTRATIVE PENALTIES/FINES OF $500,000,000.00, RESTITUTION, DISGORGEMENT, CEASE AND DESIST

PRINCIPAL PRODUCT: BANKING PRODUCTS (OTHER THAN CD(S))
FORMAL ACTION: 2018-BCFP-0001
DESCRIBE ALLEGATIONS:
WITHOUT ADMITTING OR DENYING THE FINDINGS OF FACT OR CONCLUSIONS OF LAW, THE BANK CONSENTED TO THE
ISSUANCE OF AN ORDER IN WHICH THE CFPB FOUND THAT THE BANK ENGAGED IN UNFAIR ACTS OR PRACTICES IN
VIOLATION OF SECTIONS 1031(C) AND 1036(A)(1)(B) OF THE CONSUMER FINANCIAL PROTECTION ACT OF 2010 (CFPA) FOR
CERTAIN SPECIFIED ACTS AND PRACTICES RELATED TO: (1) THE BANK'S FAILURE TO FOLLOW THE MORTGAGE-
INTEREST-RATE-LOCK PROCESS IT EXPLAINED TO SOME PROSPECTIVE BORROWERS; AND (2) THE BANK'S FORCE-
PLACED AUTOMOBILE COLLATERAL PROTECTION INSURANCE (CPI) PROGRAM. IN ADDITION TO ORDERING THE BANK



**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

---

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

 Please wait while we load all the DMP section data... ✕

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

**◀ Back to Summary**

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under:  ▤ Show Questions

○ D   ○ E   ○ F   ○ G   ○ H   ○ I

### Regulatory Case Information

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

> 1. REGULATORY ACTION INITIATED BY: U.S. DEPARTMENT OF JUSTICE
> 2. PRINCIPAL SANCTION: CIVIL AND ADMINISTRATIVE PENALTIES/FINES
> OTHER SANCTIONS: LEAVE BLANK
>
> 3. DATE INITIATED: (EXACT) 08/01/2018
> 4. DOCKET/CASE NUMBER: LEAVE BLANK
> 5. CONTROL AFFILIATE (EMPLOYING FIRM...): WELLS FARGO BANK, N.A
> 6. PRINCIPAL PRODUCT TYPE: BANKING PRODUCTS (OTHER THAN CDS)
> 7. DESCRIBE THE ALLEGATIONS:
>
> WITHOUT ADMITTING LIABILITY, THE BANK CONSENTED TO A CIVIL SETTLEMENT AGREEMENT IN WHICH THE US DOJ
> ALLEGED THE BANK ENGAGED IN VIOLATIONS COVERED UNDER THE FINANCIAL INSTITUTIONS REFORM, RECOVERY
> AND ENFORCEMENT ACT OF 1989, 12 U.S.C. § 1833A, RELATED TO REPRESENTATIONS, DISCLOSURES OR NON-

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

D E F G H I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON JUNE 16, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDER # 2015-067 TO WELLS FARGO BANK, N.A. ("BANK"), AMENDING TWO PRIOR OCC CONSENT ORDERS AA-EC-11-19 AND # 2013-132, ALL RELATING TO RESIDENTIAL MORTGAGE SERVICING. THE BANK NEITHER ADMITTED NOR DENIED ANY WRONGDOING WITH

RESPECT TO THE FINDINGS IN THE CONSENT ORDER. THE CONSENT ORDER AMENDED PROVISIONS OF THE PRIOR ORDERS RELATING TO A COMPLIANCE COMMITTEE, COMPREHENSIVE ACTION PLAN, COMPLIANCE PROGRAM, MANAGEMENT INFORMATION SYSTEMS AND RESIDENTIAL MORTGAGE SERVICING. THE BANK WAS ALSO RESTRICTED FROM PERFORMING AND/OR EXPANDING CERTAIN LISTED TYPES OF RESIDENTIAL MORTGAGE SERVICING ACTIVITIES PENDING FURTHER ACTION BY THE BANK AND ASSESSMENT BY THE OCC.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

All the DMP section data has been loaded.

×

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

- [ ] D
- [ ] E
- [ ] F
- [ ] G
- [ ] H
- [ ] I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON MAY 4, 2015, THE CITY ATTORNEY OF LOS ANGELES, CALIFORNIA FILED A CIVIL ACTION IN THE SUPERIOR COURT OF THE STATE OF CALIFORNIA FOR THE COUNTY OF LOS ANGELES ENTITLED PEOPLE OF THE STATE OF CALIFORNIA V. WELLS FARGO & COMPANY AND WELLS FARGO BANK, N.A., RELATING TO WELLS FARGO'S RETAIL BANKING OPERATIONS. THE COMPLAINT ALLEGES THAT WELLS FARGO PERSONNEL ENGAGED IN VARIOUS ALLEGEDLY IMPROPER ACTS AND PRACTICES DESIGNED TO MEET SALES GOALS AND QUOTAS, SUCH AS OPENING ACCOUNTS WITHOUT CUSTOMER AUTHORIZATION, MISREPRESENTING THAT CERTAIN PRODUCTS WERE AVAILABLE ONLY IN PACKAGES WITH OTHER PRODUCTS, MISUSING CUSTOMER DATA IN CONNECTION WITH THE FOREGOING, AND NOT DISCLOSING SUCH ALLEGED MISUSE TO CUSTOMERS. THE COMPLAINT ALLEGES THAT CUSTOMERS WERE HARMED BY, AMONG OTHER THINGS, INCURRING UNAUTHORIZED FEES. THE COMPLAINT ASSERTS CLAIMS UNDER CALIFORNIA BUSINESS & PROFESSIONS CODE § 17200, AND SEEKS AN INJUNCTION, DISGORGEMENT, CIVIL PENALTIES, COSTS, AND UNSPECIFIED OTHER RELIEF. WELLS FARGO HAS ANSWERED THE COMPLAINT BY DENYING ITS MATERIAL ALLEGATIONS AND ASSERTING VARIOUS AFFIRMATIVE DEFENSES, AND INTENDS VIGOROUSLY TO DEFEND AGAINST THE LAWSUIT.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON JUNE 3, 2015, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY ("OCC") ISSUED CONSENT ORDERS # 2015-048 AND # 2015-051 TO WELLS FARGO BANK, N.A. ("BANK"), FINDING THAT THE BANK HAD ENGAGED IN UNFAIR AND DECEPTIVE MARKETING PRACTICES WITH REGARD TO IDENTITY PROTECTION AND DEBT CANCELLATION PRODUCTS THAT RESULTED IN

VIOLATIONS OF SECTION 5 OF THE FEDERAL TRADE COMMISSION ACT. THE BANK NEITHER ADMITTED NOR DENIED THE FINDINGS. THE BANK WAS REQUIRED TO CEASE AND DESIST FROM VIOLATION OF SECTION 5 OF THE FTC ACT, PAY A CIVIL MONEY PENALTY OF $4,000,000 (PAID), MAKE REIMBURSEMENTS TO CONSUMERS AFTER A PLAN WAS DEVELOPED, AND ADDRESS MANAGEMENT OF THIRD-PARTIES PROVIDING SERVICES TO CONSUMERS.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary   Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

D E F G H I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
1. ACTION INITIATED BY: SECURITIES AND EXCHANGE COMMISSION (SEC)
2. RELIEF SOUGHT: CEASE AND DESIST, MONETARY FINE OF $440,000.00

3. FORMAL ACTION: CASE NUMBER 3-17096
4. WELLS FARGO BANK, N.A., MUNICIPAL PRODUCTS GROUP
5. DESCRIBE ALLEGATIONS: THE SECURITIES AND EXCHANGE COMMISSION (SEC) ALLEGED WELLS FARGO BANK, N.A.
MUNICIPAL PRODUCTS GROUP (WFBNA MPG) CONDUCTED INADEQUATE DUE DILIGENCE IN CERTAIN OFFERINGS AND
AS A RESULT, FAILED TO FORM A REASONABLE BASIS FOR BELIEVING THE TRUTHFULNESS OF CERTAIN MATERIAL
REPRESENTATIONS IN OFFICIAL STATEMENTS ISSUED IN CONNECTION WITH THOSE OFFERINGS. THIS RESULTED IN
WFBNA MPG OFFERING AND SELLING MUNICIPAL SECURITIES ON THE BASIS OF MATERIALLY MISLEADING DISCLOSURE
DOCUMENTS. THE SEC ALLEGES WFBNA MPG WILLFULLY VIOLATED SECTION 17(A)(2) OF THE SECURITIES ACT OF 1933.
6. HOW WAS MATTER RESOLVED: CONSENT



### Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

THE CALIFORNIA DEPARTMENT OF INSURANCE FILED A DISCIPLINARY ACTION FOR ALLEGED IMPROPER SALES PRACTICES BETWEEN 2008 AND 2016 CONCERNING THE BANK'S ONLINE INSURANCE REFERRAL PROGRAM FOR RENTERS AND SIMPLIFIED-ISSUE TERM LIFE INSURANCE. THE INSURANCE PRODUCTS WERE OFFERED BY REFERRAL THROUGH THIRD-

PARTY CARRIERS AMERICAN MODERN INSURANCE GROUP, ASSURANT, GREAT WEST FINANCIAL, AND PRUDENTIAL INSURANCE COMPANY. THE CALIFORNIA DEPARTMENT OF INSURANCE ALLEGES THAT WELLS FARGO'S ACTIONS ARE GROUNDS FOR SUSPENDING OR REVOKING THE INSURANCE LICENSES FOR WELLS FARGO BANK, N.A. AND WELLS FARGO INSURANCE, INC.

THE ACTION IS PENDING AND WE WILL FILE AN UPDATE WHEN THERE IS A RESOLUTION.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

Back to Summary | Amend

### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

☐ D ☐ E ☐ F ☐ G ☐ H ☐ I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:
Name of Regulatory Body:

CASE INFORMATION

Case Number:
Case Status:
Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON FEBRUARY 4, 2003, THE CALIFORNIA CORPORATIONS COMMISSIONER (HEREAFTER "THE COMMISSIONER") INITIATED AN ADMINISTRATIVE PROCEEDING, IN THE MATTER OF THE ACCUSATION OF THE CALIFORNIA CORPORATIONS COMMISSIONER V. WELLS FARGO HOME MORTGAGE, INC., TO REVOKE THE RESIDENTIAL MORTGAGE LENDER AND

RESIDENTIAL MORTGAGE LOAN SERVICER LICENSE (HEREAFTER "LICENSE") OF WELLS FARGO HOME MORTGAGE, INC. (HEREAFTER "WFHM"), A SUBSIDIARY THAT SUBSEQUENTLY MERGED INTO WELLS FARGO BANK, N.A. ON MAY 8, 2004. THE ADMINISTRATIVE PROCEEDING WAS INITIATED AFTER WFHM DID NOT RESPOND TO THE COMMISSIONER'S DEMANDS TO CONDUCT A SELF-AUDIT AND INSTEAD FILED A CIVIL LAWSUIT IN THE U.S. DISTRICT COURT FOR THE EASTERN DISTRICT OF CALIFORNIA, WELLS FARGO BANK V. BOUTRIS, ALLEGING THAT THE COMMISSIONER'S JURISDICTION WAS PREEMPTED BY FEDERAL LAW.

ON MARCH 10, 2003, THE DISTRICT COURT ISSUED AN ORDER ENJOINING THE COMMISSIONER FROM EXERCISING VISITORIAL POWERS OVER WFHM OR OTHERWISE PREVENTING WFHM FROM OPERATING IN CALIFORNIA, BASED UPON

## Supporting Documentation

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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Online Registration System

# Disciplinary Information - Firm Regulatory Disclosure Matter Page

## NFA ID 0399337 - WELLS FARGO BANK NATIONAL ASSOCIATION

Please file a separate Disclosure Matter Page (DMP) for each regulatory action. A regulatory action may be reportable under more than one regulatory disclosure question. If the same conduct/event resulted in more than one regulatory action, provide details for each action on a separate DMP.

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### Disclosure Questions

**Completing this section does not update answer(s) to the Regulatory Disclosure question(s). To update the Regulatory Disclosure questions, click the appropriate link on the Update/Withdraw Registration Information Menu.**

Check the question(s) you are disclosing the regulatory action under: Show Questions

D E F G H I

### Regulatory Case Information

REGULATORY INFORMATION

Regulatory/Civil Action initiated by:

Name of Regulatory Body:

CASE INFORMATION

Case Number:

Case Status:

Were any of the following sanctions imposed?:

### Comments

Use this field to provide a summary of the circumstances surrounding the action and/or additional sanction information.

ON OCTOBER 9, 2012, A COMPLAINT, CAPTIONED UNITED STATES OF AMERICA V. WELLS FARGO BANK, N.A. WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (12 CIV 7527) ALLEGING THAT WELLS FARGO HAD VIOLATED THE FEDERAL FALSE CLAIMS ACT AND THE FINANCIAL INSTITUTIONS REFORM, RECOVERY AND

ENFORCEMENT ACT. THE COMPLAINT ALLEGES THAT SOME FHA MORTGAGES ORIGINATED BY WELLS FARGO BANK AND INSURED BY FHA FROM 2001 - 2010 DID NOT QUALIFY FOR THE PROGRAM, WHICH THE BANK ALLEGEDLY KNEW, AND THEREFORE THE BANK SHOULD NOT HAVE RECEIVED INSURANCE PROCEEDS FROM FHA WHEN A SUBSET OF THOSE LOANS LATER DEFAULTED. WELLS FARGO DISPUTES THE ALLEGATIONS AND, ON NOVEMBER 16, 2012, THE BANK FILED A MOTION TO DISMISS THE COMPLAINT. IF THE COURT WERE TO MAKE FINDINGS AGAINST WELLS FARGO BANK BASED ON THE ALLEGATIONS OF THE COMPLAINT, IT WOULD REQUIRE AN AFFIRMATIVE RESPONSE TO QUESTION E.

**Supporting Documentation**

You must provide NFA with supporting documentation if not previously submitted. This includes but is not limited to the complaint, settlement offer and final order/judgment.

To upload supporting documentation, click the 'Add Document' button. Only .pdf, .doc, .docx, .txt, and .tif document types are allowed. In lieu of attaching supporting documentation, you may email the supporting documentation to registration@nfa.futures.org, fax it to 312-559-3411, or mail it to NFA Registration Department, 300 S. Riverside Plaza, Suite 1800, Chicago, Illinois 60606. If submitting documents by mail, email or fax, please include the name and NFA ID of the firm with the submission.

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